Westside Energy Corporation
                       4400 Post Oak Parkway, Suite 2530
                              Houston, Texas 77027
                    713.979.2660 - phone 713.979.2665 - fax


December 8, 2005


United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-S
Washington, D.C. 20549

Attn: Ms. Regina Balderas, Division of Corporate Finance

File No. 1-32533 (Also Post Effective Amendment No. 1 fo Form SB-2; File No. 333-120659)

Dear Ms. Balderas:

         We have completed our review and developed responses to additional issues raised in the SEC comments letter dated December 2, 2005 covering Westside Energy Corporation's 2004 10-KSB filing, as amended, and 2005 first and second quarter 10-QSB filings, as amended. We also responded to comments regarding amending our Form SB-2. Responses to each item addressed in the referenced SEC letter are as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended
-------------------------------------------------------------------

Note 1, Summary of Significant Accounting Policies, page F-6

Oil and Gas Properties, page F-6

Comment 1. We have reviewed your response to comment number five included in our letter dated September 15, 2005 and comment number seven included in our letter dated October 27, 2005. Please expand your policy discloure to incorporate the information provided in these responses. In this regard, clearly explain the manner by which you utilize the 3-D seismic data, the criteria used to determine if these costs represent development versus exploration costs and how you account tor these costs.

Response 1.

We propose to expand our policy disclosure to more clearly explain our accounting for 3-D seismic costs in future filings beginning with our Form 10-KSB for the year ending December 31, 2005. Such language to be included in the policy disclosure would be similar to the following:

    Management considers 3-D seismic surveys over acreage with proved reserves assigned to be development activities. For development projects, the Company uses its 3-D seismic database to select drill sites, assess recompletion opportunities and production issues, quantify reservoir size and determine probable extensions and/or drainage areas for existing fields. Westside amortizes the cost of capitalized developmental 3-D seismic survey costs using the unit-of-production method. Costs for 3-D seismic surveys over unproven acreage are defined as related to exploration activities and are expensed in the period incurred.

Post-Effective Amendment No. 1 to Form SB-2
-------------------------------------------

General

Comment No. 2. Please update the interim financial statements and the related management's discussion and analysis discussion as needed. Refer to Item 310(g) of Regulation S-B.

Response 2.

The Company's Form SB-2 is being revised to include the interim financial statements for the period ended September 30, 2005. The management discussion and analysis is also being revised. The Company expects to file an amended Form SB-2, reflecting these revisions, by mid-December, 2005.

Comment 3. Please update your independent auditors' consent.

Response 3.

As part of the amended Form SB-2 to be filed, as discussed in Response 2 above, the Company will also include an updated independent auditor's consent.

Your assistance in keeping us informed of the progress of the review and your guidance on satisfactorily addressing the issues raised in the SEC comment letters is very much appreciated. Should you have any further questions or require additional information, please contact Sean J. Austin at 713.979.2660 x 206 / sjaustin@westsideenergy.com.

Sincerely,

/s/ Jimmy D. Wright                             /s/ Sean J. Austin
Jimmy D. Wright                                 Sean J. Austin
President                                       Vice President and
(Principal Executive                            Corporate Controller
Officer and Principal                           (Principal Accounting Officer)
Financial Officer)